Aspira Women’s Health, Inc.

12117 Bee Caves Road, Building III, Suite 100

Austin, Texas

August 29, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re:	Aspira Women’s Health, Inc.
Registration Statement on Form S-3
Filed August 23, 2024
File No. 333-281745

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aspira Women’s Health, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Tuesday, September 3, 2024, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

ASPIRA WOMEN’S HEALTH, INC.

By:	/s/ Nicole Sandford
Name:	Nicole Sandford
Title:	Chief Executive Officer